UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL GAME TECHNOLOGY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.00015625 par value per share	459902
(Title of Class of Securities)	(CUSIP Number of Class of Securities Underlying Common Stock)

David D. Johnson
Executive Vice President, General Counsel and Secretary
International Game Technology
9295 Prototype Drive
Reno, Nevada  89521
(775) 448-7777

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Glen J. Hettinger
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas  75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee *
Not Applicable *	Not Applicable *

*                                         Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☒                             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                third party tender offer subject to Rule 14d-1.

☒                             issuer tender offer subject to Rule 13e-4.

☐                                going private transaction subject to Rule 13e-3.

☐                                amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing contains only preliminary communications made before the commencement of an anticipated tender offer to allow eligible employees of International Game Technology (“IGT”) who hold eligible stock options to exchange their stock options for replacement options (the “exchange program”).

Attached are (i) the preliminary notice of special meeting and preliminary proxy statement for the special meeting of shareholders of IGT to be held on September 30, 2009, which contains a proposal submitted to shareholders to approve the exchange program; and (ii) a letter, dated August 12, 2009, to employees of IGT sent by Patti S. Hart, President and Chief Executive Officer of IGT, describing the proposal to implement the exchange program, if the exchange program is approved by IGT’s shareholders at the special meeting on September 30, 2009.

IGT has not commenced the exchange program which is discussed above.  IGT will file a Tender Offer Statement on Schedule TO with the SEC containing important information about the exchange program, if and when we start the exchange program. Persons who may be eligible to participate should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials which will be available free of charge from the SEC’s website at www.sec.gov.

Item 12.  Exhibits

Exhibit Number	Description

99.1

Preliminary notice of special meeting of shareholders and preliminary proxy statement for the special meeting of shareholders (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 11, 2009)

99.2	Letter, dated August 12, 2009, to employees of IGT sent by Patti S. Hart, President and Chief Executive Officer of IGT